Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-223197, 333-216235, 333-209771, 333-202445, 333-196490, 333-193716 and 333-191299 on Form S-8 of our reports dated February 22, 2019, relating to the consolidated financial statements and financial statement schedule of FireEye, Inc. and subsidiaries (the “Company”) (which expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for revenue in fiscal year 2018 due to the adoption of ASC 606), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2018.
/s/ DELOITTE & TOUCHE LLP
San Jose, California
February 22, 2019